As filed with the Securities and Exchange Commission on ^ June 1, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ^ 6
to
Schedule TO
ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

HEMLOCK FEDERAL FINANCIAL CORPORATION

(Name of Subject Company (issuer))

HEMLOCK FEDERAL FINANCIAL CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Commons Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

423666 10 6

(CUSIP Number of Class of Securities)

Maureen G. Partynski
Chairman and Chief Executive Officer
Hemlock Federal Financial Corporation
5700 West 159th Street
Oak Forest, Illinois 60452
(708) 687-9400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Martin L. Meyrowitz, P.C.
Beth A. Freedman
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007
(202) 295-4500

April 14, 2004

(Date Tender Offer First Published, Sent or Given to Security Holders)

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[   ]            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]            third-party tender offer subject to Rule 14d-1.

[X]            issuer tender offer subject to Rule 13e-4.

[X]            going-private transaction subject to Rule 13e-3.

[   ]            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X ]

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Schedule TO

            This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Hemlock Federal Financial Corporation, a Delaware corporation, to purchase up to 200,000 shares of its common stock, par value $0.01 per share, at a price of $29.00 per share, net to the seller in cash, without interest. Hemlock Federal Financial Corporation's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2004 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitutes the tender offer.

Item 11. Additional Information.

            (a)            Not applicable.

            (b)            The information set forth in the Offer to Purchase and letter of Transmittal, as modified by the information in the press release contained at Item 12(a), is incorporated herein by reference.

Item 12. Exhibits.

            (a)      (9)-^5       Text of Press Release issued by the Company, dated ^ June 1, 2004, announcing ^ 1-for-100 reverse stock split followed by 100-for-1 forward stock split.

            (b)            Not applicable.

            (c)             Presentation of Keefe, Bruyette & Woods, Inc. (Previously Filed)

            (d)            Not applicable.

            (e)            Not applicable.

            (f)            Not applicable.

            (g)            Not applicable.

            (h)            Not applicable.

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SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

^ June 1, 2004	HEMLOCK FEDERAL FINANCIAL CORPORATION

	By:	/s/ Maureen G. Partynski Maureen G. Partynski Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated April 14, 2004 *

(a)(2)	Letter of Transmittal *

(a)(3)	Notice of Guaranteed Delivery *

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients *

(a)(6)	Letter to Shareholders of the Company, dated April 14, 2004, from Maureen G. Partynski, Chairman and Chief Executive Officer *

(a)(7)	Form of Memorandum, dated April 14, 2004, to the Company's employees *

(a)(8)	Form of Question and Answer Brochure *

(a)(9)-1	Text of Press Release issued by the Company, dated March 26, 2004 *

(a)(9)-2	Text of Press Release issued by the Company, dated April 14, 2004 *

(a)(9)-3	Text of Press Release issued by the Company, dated May 17, 2004 *

(a)(9)-4	Text of Press Release issued by the Company, dated May 20, 2004 *

(a)(9)-5	Text of Press Release issued by the Company, dated June 1, 2004

(a)(10)	Press Announcement to be Published in Local and Regional Newspapers on or after April 14, 2004 *

(c)	Presentation of Keefe, Bruyette & Woods, Inc. *

* Filed previously.

EXHIBITS

For Immediate Release Dated: June 1, 2004	Contact:	Michael R. Stevens, President Hemlock Federal Financial Corporation (708) 687-9400

HEMLOCK FEDERAL FINANCIAL CORPORATION ANNOUNCES
1-FOR-100 REVERSE STOCK SPLIT FOLLOWED BY
100-FOR-1 FORWARD STOCK SPLIT

       OAK FOREST, ILLINOIS (June 1, 2004) -- Hemlock Federal Financial Corporation (NASDAQ SMALLCAP: HMLK) (the "Company") announced today that in connection with its previously announced tender offer and ongoing effort to go private, the Board of Directors of the Company has unanimously approved a 1-for-100 reverse stock split to be followed immediately by a 100-for-1 forward stock split. Both stock splits will be effective on June 29, 2004 for shareholders of record as of June 15, 2004. This transaction will allow the Company to terminate the registration of the Company's common stock with the Securities and Exchange Commission.

       Under the terms of the proposed transaction, shareholders owning fewer than 100 shares of the Company's common stock will be entitled to receive cash in an amount equal to $29.00 for each share of common stock owned immediately prior to the effective date of the reverse stock split. The closing price of the Company's common stock on May 29, 2004, the last trading day prior to the announcement of this transaction, was $28.40. However, consistent with the tender offer just completed, the Company will pay out fractional shares for shareholders holding less than 100 shares at $29.00. The Company expects to cash out approximately 8,000 shares at $29.00 per share for a total of $232,000. Shareholders owning 100 or more shares of common stock immediately prior to the effective date of the reverse stock split will continue to hold their shares. After giving effect to the forward split, these shareholders will be back where they started. Under Delaware law, this transaction is not subject to the approval of the shareholders of the Company and no vote of the shareholders will be obtained in connection with the transaction.

       The proposed transaction is expected to reduce the number of shareholders of record to fewer than 300, which will allow the Company to terminate its reporting obligations under federal securities laws. As a result, the common stock of the Company will no longer be eligible for trading on the Nasdaq SmallCap Market. The Company previously disclosed its intention to do this in its tender offer.

About Hemlock Federal Financial Corporation

       Hemlock Federal Financial Corporation is a Delaware corporation. The Company is a savings and loan holding company which has as its wholly owned subsidiary, Hemlock Federal Bank for Savings (the "Bank"). The Company is a financial intermediary engaged primarily in attracting deposits from the general public and using such deposits to originate one-to-four family residential mortgage and, to a lesser extent, multi-family, consumer and other loans primarily in its market area. The Company's revenues are derived principally from interest earned on mortgage-backed and other securities and loans as well as the sale of loans. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and FDIC. For more information about us, visit our website at http://www.hemlockbank.com.

       The news release contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements may include statements regarding the intent, belief or current expectations of Hemlock Federal Financial Corporation (the "Company") or its officers with respect to (i) the Company's strategic plans, (ii) the policies of the Company regarding capital expenditures, dividends, financing and other matters, and (iii) industry trends affecting the Company's financial condition or results of operations. Readers of this news release are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward looking statements contained in this news release will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved.

End.